EXHIBIT 1

                       IDENTIFICATION OF MEMBERS OF GROUP

     Shares of common stock of the issuer are held in trust for the benefit of participating employees by the ESOP Trustees. The Plan Trustees share voting and dispositive power with State of Franklin Bancshares, Inc. By the terms of the Plan, the Plan Trustees vote stock allocated to participant accounts as directed by participants. Common stock held by the Trust, but not yet allocated or as to which participants have not made timely voting directions, is voted by the Plan Trustees (pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended). Investment direction is exercised by the Plan Trustees (pursuant to their fiduciary responsibilities under Section 404 of the Employee Retirement Income Security Act of 1974, as amended).

     The Plan Trustees and their beneficial ownership of shares of common stock of the issuer exclusive of responsibilities as a Plan Trustee or Plan sponsor, as the case may be, are as follows (such ownership being disregarded in reporting the Plan's ownership within this Schedule 13G):

Name                    Direct  Beneficial          Beneficial  Ownership
----                    Ownership                   As  Plan  Participant
                        ---------                   ---------------------

Charles E. Allen, Jr.   83,906                      6,232
Randal R. Greene        54,343                      6,232


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